PROSPECTUS SUPPLEMENT

(To Prospectus dated December 15, 1995)

                           2,500,000 Depositary Shares

                                [CITICORP LOGO]

              Each Representing a One-Tenth Interest in a Share of Fixed/Adjustable Rate Cumulative Preferred Stock, Series 23

                                 -------------

     Each of the 2,500,000 Depositary Shares offered hereby (the "Depositary Shares") represents a one-tenth ownership interest in a share of Fixed/Adjustable Rate Cumulative Preferred Stock, Series 23, $500 liquidation preference per share (the "Offered Preferred Stock"), deposited with the Depositary (as defined herein) and, through the Depositary, entitles the holder to all proportional rights and preferences of the Offered Preferred Stock represented thereby (including dividend, voting, redemption and liquidation rights). The Depositary Shares are evidenced by the Depositary Receipts (as defined herein). See "Description of Depositary Shares."

     Dividends on the Offered Preferred Stock are cumulative from the date of original issue and are payable quarterly on February 15, May 15, August 15 and November 15 of each year, commencing February 15, 1996, at a rate of 5.86% per annum through February 15, 2006. Thereafter, the dividend rate on the Offered Preferred Stock will be the Applicable Rate from time to time in effect. The Applicable Rate per annum for any dividend period beginning on or after February 15, 2006 will be equal to .50% plus the highest of the Treasury Bill Rate, the Ten Year Constant Maturity Rate and the Thirty Year Constant Maturity Rate (each as defined herein), as determined in advance of such dividend period. The Applicable Rate per annum for any dividend period beginning on or after February 15, 2006 will not be less than 6.00% nor greater than 12.00%. The amount of dividends payable in respect of the Offered Preferred Stock will be adjusted in the event of certain amendments to the Internal Revenue Code of 1986, as amended (the "Code"), in respect of the dividends received deduction. See "Description of Offered Preferred Stock--Dividends."

     The Offered Preferred Stock is redeemable at any time on and after February 15, 2006, at the option of Citicorp, in whole or in part, at $500 per share (equivalent to $50 per Depositary Share), plus accrued and unpaid dividends (whether or not declared) to the date fixed for redemption. The Offered Preferred Stock may also be redeemed prior to February 15, 2006, in whole, at the option of Citicorp, in the event of certain amendments to the Code in respect of the dividends received deduction. See "Description of Offered Preferred Stock--Redemption." For a description of the rights and preferences of the Offered Preferred Stock, see "Description of Offered Preferred Stock."

                                 -------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS TO WHICH IT RELATES. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               Price to        Underwriting        Proceeds to
                               Public(1)        Discount(2)      Citicorp(1)(3)
                              ----------       ------------      --------------
Per Depositary Share ....       $50.00            $.75              $49.25
Total ...................    $125,000,000      $1,875,000        $123,125,000
----------
(1) Plus accrued dividends, if any, from December 22, 1995 to the date of delivery.

(2) Citicorp has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933. See "Underwriting."

(3)  Before deducting expenses payable by Citicorp estimated at $150,000.

                                 -------------

     The Depositary Shares are offered by the several Underwriters, subject to prior sale, when, as and if issued to and accepted by them and subject to approval of certain legal matters by counsel for the Underwriters and certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the Depositary Receipts evidencing the Depositary Shares will be made in New York, New York on or about December 22, 1995.

                                 -------------

                               Merrill Lynch & Co.

Goldman, Sachs & Co.                                           Lehman Brothers
                                 -------------

           The date of this Prospectus Supplement is December 19, 1995.

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE DEPOSITARY SHARES OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

     FOR NORTH CAROLINA RESIDENTS: THE COMMISSIONER OF INSURANCE OF THE STATE OF NORTH CAROLINA HAS NOT APPROVED OR DISAPPROVED THIS OFFERING NOR HAS THE COMMISSIONER PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS.

     NEITHER THE DEPOSITARY SHARES NOR THE OFFERED PREFERRED STOCK ARE SAVINGS ACCOUNTS, DEPOSITS OR OBLIGATIONS OF ANY BANK OR NON-BANK SUBSIDIARY OF CITICORP AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY OR INSTRUMENTALITY.

                             SUMMARY FINANCIAL DATA

     The following table sets forth, in summary form, certain financial data for each of the years in the three-year period ended December 31, 1994 and for the nine months ended September 30, 1995 and September 30, 1994. This summary should be read in conjunction with and is qualified in its entirety by the detailed financial statements and other information included in the documents incorporated by reference. See "Incorporation of Certain Documents by Reference" in the Prospectus. This summary is not covered by the Report of Independent Auditors incorporated herein by reference. The consolidated financial data at and for the nine months ended September 30, 1995 and September 30, 1994 is derived from unaudited financial statements. The results for the nine months ended September 30, 1995 are not necessarily indicative of the results for the full year or any other interim period.


                                                                        Nine Months
                                                                    Ended September 30,   Years Ended December 31,
                                                                    -------------------   -------------------------
                                                                      1995      1994      1994      1993      1992
                                                                    -------   -------   -------    -------   -------
                                                                         (In millions, except per share amounts)
Net Interest Revenue .........................................      $ 7,391   $ 6,589   $ 8,911    $ 7,690   $ 7,456
Fees, Commissions and Other Revenue ..........................        6,498     5,647     7,837      8,385     8,165
                                                                    -------   -------   -------    -------   -------
 Total Revenue ...............................................      $13,889   $12,236   $16,748    $16,075   $15,621
Provision for Credit Losses ..................................        1,460     1,323     1,881      2,600     4,146
Operating Expense ............................................        8,284     7,533    10,256     10,615    10,057
                                                                    -------   -------   -------    -------   -------
Income Before Taxes and Cumulative Effects of
 Accounting Changes ..........................................      $ 4,145   $ 3,380   $ 4,611    $ 2,860   $ 1,418
Income Taxes .................................................        1,586     1,000     1,189        941       696
                                                                    -------   -------   -------    -------   -------
Income Before Cumulative Effects of Accounting Changes .......      $ 2,559   $ 2,380   $ 3,422    $ 1,919   $   722
Cumulative Effects of Accounting Changes(A) ..................          --        (56)      (56)       300       --
                                                                    -------   -------   -------    -------   -------
Net Income ...................................................      $ 2,559   $ 2,324   $ 3,366    $ 2,219   $   722
                                                                    =======   =======   =======    =======   =======
Income Applicable to Common Stock ............................      $ 2,290   $ 2,060   $ 3,010    $ 1,900   $   497
                                                                    =======   =======   =======    =======   =======

Earnings Per Share(B):
 On Common and Common Equivalent Shares
  Income Before Cumulative Effects of Accounting Changes .....       $ 5.29   $  4.95   $  7.15    $  3.82   $  1.35
  Cumulative Effects of Accounting Changes(A) ................          --      (0.13)     (.12)       .68       --
                                                                    -------   -------   -------    -------   -------
  Net Income .................................................       $ 5.29   $  4.82   $  7.03    $  4.50   $  1.35
                                                                    =======   =======   =======    =======   =======
 Assuming Full Dilution
  Income Before Cumulative Effects of Accounting Changes .....       $ 4.72   $  4.44   $  6.40    $  3.53   $  1.35
  Cumulative Effects of Accounting Changes(A) ................          --      (0.11)     (.11)       .58       --
                                                                    -------   -------   -------    -------   -------
  Net Income .................................................       $ 4.72   $  4.33   $  6.29    $  4.11   $  1.35
                                                                    =======   =======   =======    =======   =======

                                                                                      (In billions)
Period-End Balances:
  Total Loans, Net of Unearned Income ........................      $ 160.7   $ 146.3   $ 152.4    $ 139.0   $ 139.7
  Total Assets(C) ............................................        257.5     253.1     250.5      216.6     213.7
  Total Deposits .............................................        163.8     154.3     155.7      145.1     144.2
  Preferred Stock ............................................          3.3       4.2       4.2        3.9       3.2
  Total Stockholders' Equity(D) ..............................         19.5      17.0      17.8       14.0      11.2

-----------------

(A) Refers to the adoption of SFAS No. 112, "Employers' Accounting for Postemployment Benefits", effective January 1, 1994 and SFAS No. 109, "Accounting for Income Taxes", effective January 1, 1993.

(B) Based on net income after deducting preferred stock dividends, except where conversion is assumed, and, unless anti-dilutive, the after-tax dividend equivalents on shares issuable under Citicorp's Executive Incentive Compensation Plan.

(C) Reflects the adoption of FASB Interpretation No. 39, "Offsetting of Amounts Related to Certain Contracts", effective January 1, 1994.

(D) Reflects the adoption of SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities", effective January 1, 1994.

      RATIOS OF INCOME TO FIXED CHARGES INCLUDING PREFERRED STOCK DIVIDENDS

     For the fiscal years ended December 31, 1994, 1993, 1992, 1991 and 1990 and the nine months ended September 30, 1995, Citicorp's consolidated ratios of income to fixed charges including preferred stock dividends, computed as set forth below, were as follows:


                                                        Nine Months                Year Ended December 31,
                                                            Ended          ---------------------------------------
                                                     September 30, 1995    1994     1993     1992    1991     1990
                                                     ------------------    ----     ----     ----    ----     ----
Income to Fixed Charges Including Preferred
 Stock Dividends:
  Excluding Interest on Deposits                             2.01          1.63     1.35     1.16     .92     1.05
  Including Interest on Deposits                             1.36          1.26     1.14     1.06     .97     1.02

     Income for the year ended December 31, 1991 was inadequate to cover fixed charges including preferred stock dividends by $508 million. For purposes of computing the consolidated ratio of income to fixed charges including preferred stock dividends, income represents net income (or net loss), before extraordinary items and cumulative effects of accounting changes plus income taxes and fixed charges. Fixed charges including preferred stock dividends, excluding interest on deposits, represent interest expense (except interest paid on deposits), preferred stock dividends and the interest factor included in rents. Fixed charges including preferred stock dividends, including interest on deposits, represent all interest expense, preferred stock dividends and the interest factor included in rents.

                            OUTSTANDING CAPITAL STOCK

     As of December 13, 1995, Citicorp had outstanding 10,470,468 shares of preferred stock and, as of September 30, 1995, Citicorp had outstanding 425,062,447 shares of Common Stock. No shares of Class B Common Stock are outstanding. The Board of Directors has authorized the Stock Committee to approve the issuance of up to 20,000,000 shares of preferred stock; of such 20,000,000 shares, 12,350,000 shares have been issued as of December 13, 1995 (not all of which are currently outstanding).

     As of December 13, 1995, Citicorp had outstanding a series of preferred stock designated as Adjustable Rate Preferred Stock, Second Series, with a liquidation preference of $100 per share; a series of preferred stock designated as Adjustable Rate Preferred Stock, Third Series, with a liquidation preference of $100 per share; a series of preferred stock designated as Adjustable Rate Cumulative Preferred Stock, Seventh Series, with a liquidation preference of $100 per share; two series of preferred stock designated as Graduated Rate Cumulative Preferred Stock, Series 8A and 8B, each with a liquidation preference of $100 per share; a series of convertible preferred stock designated as Preferred Stock, Series 12, consisting of 5,900 shares with a liquidation preference of $100,000 per share and which may be converted into 36,875,000 shares of Common Stock at a conversion price of $16 per share; a series of convertible preferred stock designated as Preferred Stock, Series 13, consisting of 4,065 shares with a liquidation preference of $100,000 per share and which may be converted into 22,273,972 shares of Common Stock at a conversion price of $18.25 per share; a series of preferred stock designated as 9.08% Preferred Stock, Series 14, with a liquidation preference of $250 per share; a series of preferred stock designated as 8.00% Noncumulative Preferred Stock, Series 16, with a liquidation preference of $250 per share; a series of preferred stock designated as 7 1/2% Noncumulative Preferred Stock, Series 17, with a liquidation preference of $250 per share; a series of preferred stock designated as Adjustable Rate Cumulative Preferred Stock, Series 18, with a liquidation preference of $250 per share; a series of preferred stock designated as Adjustable Rate Cumulative Preferred Stock, Series 19, with a liquidation preference of $250 per share; a series of preferred stock designated as 8.30% Noncumulative Preferred Stock, Series 20, with a liquidation preference of $250 per share; a series of preferred stock designated as 8 1/2% Noncumulative Preferred Stock, Series 21, with a liquidation preference of $250 per share; and a series of preferred stock designated as 7 3/4% Cumulative Preferred Stock, Series 22, with a liquidation preference of $250 per share. All of the outstanding shares of the Adjustable Rate Cumulative Preferred Stock, Seventh Series and the Preferred Stock, Series 12 have been called for redemption.

                     DESCRIPTION OF OFFERED PREFERRED STOCK

     The following description of the particular terms of the shares of Offered Preferred Stock supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of Preferred Stock set forth in the accompanying Prospectus, to which description reference is hereby made. Certain terms not defined in this description are defined in the Prospectus.

General

     The Offered Preferred Stock is a single series consisting of 250,000 shares. The holders of Offered Preferred Stock will have no preemptive rights. The Offered Preferred Stock, upon issuance against full payment of the purchase price therefor, will be fully paid and nonassessable.

     The Offered Preferred Stock will, on the date of original issuance, rank on a parity as to payment of dividends and distribution of assets upon dissolution, liquidation or winding up of Citicorp with each other outstanding series of preferred stock. See "Description of Preferred Stock" in the Prospectus. The Offered Preferred Stock, together with each other series of preferred stock, will rank prior to the Common Stock of Citicorp as to the payment of dividends and distribution of assets upon dissolution, liquidation or winding up of Citicorp.

     The Offered Preferred Stock will not be convertible into shares of Common Stock of Citicorp and will not be subject to any sinking fund or other obligation of Citicorp to repurchase the Offered Preferred Stock.

Dividends

  General

     Holders of shares of Offered Preferred Stock will be entitled to receive cumulative cash dividends, as, if and when declared by the Board of Directors of Citicorp or the Stock Committee out of assets of Citicorp legally available for payment. The initial dividend for the dividend period commencing on December 22, 1995 to (but not including) February 15, 1996 will be $4.395 per share (equivalent to $.4395 per Depositary Share) and will be payable on February 15, 1996. Thereafter, dividends on the Offered Preferred Stock will be payable quarterly, as, if and when declared by the Board of Directors of Citicorp or the Stock Committee thereof on February 15, May 15, August 15 and November 15 of each year (each a "Dividend Payment Date") at the annual rate of 5.86% or $29.30 per share (equivalent to $2.930 per Depositary Share) through February 15, 2006. After February 15, 2006, dividends on the Offered Preferred Stock will be payable quarterly, as, if and when declared by the Board of Directors or the Stock Committee on each Dividend Payment Date at the Applicable Rate from time to time in effect. The Applicable Rate per annum for any dividend period beginning on or after February 15, 2006 will be equal to .50% plus the highest of the Treasury Bill Rate, the Ten Year Constant Maturity Rate and the Thirty Year Constant Maturity Rate (each as defined below under "Adjustable Rate Dividends"), as determined in advance of such dividend period. The Applicable Rate per annum for any dividend period beginning on or after February 15, 2006 will not be less than 6.00% nor greater than 12.00% (without taking into account any adjustments as described below under "Changes in the Dividends Received Percentage").

     If a Dividend Payment Date is not a business day, dividends (if declared) on the Offered Preferred Stock will be paid on the immediately succeeding business day, without interest. A dividend period with respect to a Dividend Payment Date is the period commencing on the immediately preceding Dividend Payment Date and ending on the day immediately prior to the next succeeding Dividend Payment Date. Each such dividend will be payable to holders of record as they appear on the stock books of Citicorp on such record dates, not more than thirty nor less than fifteen days preceding the payment dates thereof, as shall be fixed by the Board of Directors or the Stock Committee thereof.

     If, for any dividend period, full dividends on a cumulative or noncumulative basis, as the case may be, on any share or shares of preferred stock have not been paid or declared and set apart for payment or Citicorp is in default or in arrears with respect to any sinking fund or other arrangement for the purchase or redemption of any shares of preferred stock, Citicorp may not declare any dividends on, or make any payment on account of the purchase, redemption or other retirement of, its Common Stock or any other stock of Citicorp ranking as to dividends or distribution of assets junior to the preferred stock, other than as described under "Description of Preferred Stock--Dividends" in the Prospectus.

  Adjustable Rate Dividends

     Except as provided below in this paragraph, the "Applicable Rate" per annum for any dividend period beginning on or after February 15, 2006 will be equal to
 .50% plus the Effective Rate (as defined below), but not less than 6.00% nor greater than 12.00% (without taking into account any adjustments as described below under "Changes in the Dividends Received Percentage"). The "Effective Rate" for any dividend period beginning on or after February 15, 2006 will be equal to the highest of the Treasury Bill Rate, the Ten Year Constant Maturity Rate and the Thirty Year Constant Maturity Rate (each as defined below) for such dividend period. In the event that Citicorp determines in good faith that for any reason:

          (i) any one of the Treasury Bill Rate, the Ten Year Constant Maturity Rate or the Thirty Year Constant Maturity Rate cannot be determined for any dividend period, then the Effective Rate for such dividend period will be equal to the higher of whichever two of such rates can be so determined;

          (ii) only one of the Treasury Bill Rate, the Ten Year Constant Maturity Rate or the Thirty Year Constant Maturity Rate can be determined for any dividend period, then the Effective Rate for such dividend period will be equal to whichever such rate can be so determined; or

          (iii) none of the Treasury Bill Rate, the Ten Year Constant Maturity Rate or the Thirty Year Constant Maturity Rate can be determined for any dividend period, then the Effective Rate for the preceding dividend period will be continued for such dividend period.

     Except as described below in this paragraph, the "Treasury Bill Rate" for each dividend period will be the arithmetic average of the two most recent weekly per annum market discount rates (or the one weekly per annum market discount rate, if only one such rate is published during the relevant Calendar Period (as defined below)) for three-month U.S. Treasury bills, as published weekly by the Federal Reserve Board (as defined below) during the Calendar Period immediately preceding the last ten calendar days preceding the dividend period for which the dividend rate on the Offered Preferred Stock is being determined. In the event that the Federal Reserve Board does not publish such a weekly per annum market discount rate during any such Calendar Period, then the Treasury Bill Rate for such dividend period will be the arithmetic average of the two most recent weekly per annum market discount rates (or the one weekly per annum market discount rate, if only one such rate is published during the relevant Calendar Period) for three-month U.S. Treasury bills, as published weekly during such Calendar Period by any Federal Reserve Bank or by any U.S. Government department or agency selected by Citicorp. In the event that a per annum market discount rate for three-month U.S. Treasury bills is not published by the Federal Reserve Board or by any Federal Reserve Bank or by any U.S. Government department or agency during such Calendar Period, then the Treasury Bill Rate for such dividend period will be the arithmetic average of the two most recent weekly per annum market discount rates (or the one weekly per annum market discount rate, if only one such rate is published during the relevant Calendar Period) for all of the U.S. Treasury bills then having remaining maturities of not less than 80 nor more than 100 days, as published during such Calendar Period by the Federal Reserve Board or, if the Federal Reserve Board does not publish such rates, by any Federal Reserve Bank or by any U.S. Government department or agency selected by Citicorp. In the event that Citicorp determines in good faith that for any reason no such U.S. Treasury bill rates are published as provided above during such Calendar Period, then the Treasury Bill Rate for such dividend period will be the arithmetic average of the per annum market discount rates based upon the closing bids during such Calendar Period for each of the issues of marketable non-interest-bearing U.S. Treasury securities with a remaining maturity of not less than 80 nor more than 100 days from the date of each such quotation, as chosen and quoted daily for each business day in New York City (or less frequently if daily quotations are not generally available) to Citicorp by at least three recognized dealers in U.S. Government securities selected by Citicorp. In the event that Citicorp determines in good faith that for any reason Citicorp cannot determine the Treasury Bill Rate for any dividend period as provided above in this paragraph, the Treasury Bill Rate for such dividend period will be the arithmetic average of the per annum market discount rates based upon the closing bids during such Calendar Period for each of the issues of marketable interest-bearing U.S. Treasury securities with a remaining maturity of not less than 80 or more than 100 days, as chosen and quoted daily for each business day in New York City (or less frequently if daily quotations are not generally available) to Citicorp by at least three recognized dealers in U.S. Government securities selected by Citicorp.

     Except as described below in this paragraph, the "Ten Year Constant Maturity Rate" for each dividend period will be the arithmetic average of the two most recent weekly per annum Ten Year Average Yields (as defined below) (or the one weekly per annum Ten Year Average Yield, if only one such yield is published during the relevant Calendar Period), as published weekly by the Federal Reserve Board during the Calendar Period immediately preceding the last ten calendar days preceding the dividend period for which the dividend rate on the Offered Preferred Stock is being determined. In the event that the Federal Reserve Board does not publish such a weekly per annum Ten Year Average Yield during such Calendar Period, then the Ten Year Constant Maturity Rate for such dividend period will
                                      S-6
be the arithmetic average of the two most recent weekly per annum Ten Year Average Yields (or the one weekly per annum Ten Year Average Yield, if only one such yield is published during the relevant Calendar Period), as published weekly during such Calendar Period by any Federal Reserve Bank or by any U.S. Government department or agency selected by Citicorp. In the event that a per annum Ten Year Average Yield is not published by the Federal Reserve Board or by any Federal Reserve Bank or by any U.S. Government department or agency during such Calendar Period, then the Ten Year Constant Maturity Rate for such dividend period will be the arithmetic average of the two most recent weekly per annum average yields to maturity (or the one weekly per annum average yield to maturity, if only one such yield is published during the relevant Calendar Period) for all of the actively traded marketable U.S. Treasury fixed interest rate securities (other than Special Securities (as defined below)) then having remaining maturities of not less than eight nor more than twelve years, as published during such Calendar Period by the Federal Reserve Board or, if the Federal Reserve Board does not publish such yields, by any Federal Reserve Bank or by any U.S. Government department or agency selected by Citicorp. In the event that Citicorp determines in good faith that for any reason Citicorp cannot determine the Ten Year Constant Maturity Rate for any dividend period as provided above in this paragraph, then the Ten Year Constant Maturity Rate for such dividend period will be the arithmetic average of the per annum average yields to maturity based upon the closing bids during such Calendar Period for each of the issues of actively traded marketable U.S. Treasury fixed interest rate securities (other than Special Securities) with a final maturity date not less than eight nor more than twelve years from the date of each such quotation, as chosen and quoted daily for each business day in New York City (or less frequently if daily quotations are not generally available) to Citicorp by at least three recognized dealers in U.S. Government securities selected by Citicorp.

     Except as described below in this paragraph, the "Thirty Year Constant Maturity Rate" for each dividend period will be the arithmetic average of the two most recent weekly per annum Thirty Year Average Yields (as defined below) (or the one weekly per annum Thirty Year Average Yield, if only one such yield is published during the relevant Calendar Period), as published weekly by the Federal Reserve Board during the Calendar Period immediately preceding the last ten calendar days preceding the dividend period for which the dividend rate on the Offered Preferred Stock is being determined. In the event that the Federal Reserve Board does not publish such a weekly per annum Thirty Year Average Yield during such Calendar Period, then the Thirty Year Constant Maturity Rate for such dividend period will be the arithmetic average of the two most recent weekly per annum Thirty Year Average Yields (or the one weekly per annum Thirty Year Average Yield, if only one such yield is published during the relevant Calendar Period), as published weekly during such Calendar Period by any Federal Reserve Bank or by any U.S. Government department or agency selected by Citicorp. In the event that a per annum Thirty Year Average Yield is not published by the Federal Reserve Board or by any Federal Reserve Bank or by any U.S. Government department or agency during such Calendar Period, then the Thirty Year Constant Maturity Rate for such dividend period will be the arithmetic average of the two most recent weekly per annum average yields to maturity (or the one weekly per annum average yield to maturity, if only one such yield is published during the relevant Calendar Period) for all of the actively traded marketable U.S. Treasury fixed interest rate securities (other than Special Securities) then having remaining maturities of not less than twenty-eight nor more than thirty years, as published during such Calendar Period by the Federal Reserve Board or, if the Federal Reserve Board does not publish such yields, by any Federal Reserve Bank or by any U.S. Government department or agency selected by Citicorp. In the event that Citicorp determines in good faith that for any reason Citicorp cannot determine the Thirty Year Constant Maturity Rate for any dividend period as provided above in this paragraph, then the Thirty Year Constant Maturity Rate for such dividend period will be the arithmetic average of the per annum average yields to maturity based upon the closing bids during such Calendar Period for each of the issues of actively traded marketable U.S. Treasury fixed interest rate securities (other than Special Securities) with a final maturity date not less than twenty-eight nor more than thirty years from the date of each such quotation, as chosen and quoted daily for each business day in New York City (or less frequently if daily quotations are not generally available) to Citicorp by at least three recognized dealers in U.S. Government securities selected by Citicorp.

     The Treasury Bill Rate, the Ten Year Constant Maturity Rate and the Thirty Year Constant Maturity Rate will each be rounded to the nearest five hundredths of a percent.

     The Applicable Rate with respect to each dividend period beginning on or after February 15, 2006 will be calculated as promptly as practicable by Citicorp according to the appropriate method described above. Citicorp will cause notice of each Applicable Rate to be enclosed with the dividend payment checks next mailed to the holders of Offered Preferred Stock. For as long as the Depositary (as defined herein) is a holder of Offered Preferred Stock,
                                      S-7

Citicorp will advise the Depositary of each Applicable Rate promptly after its determination. It is expected that the holders of Depositary Shares will be able to determine such Applicable Rate thereafter by telephoning the Depositary at
(800) 422-2066.

     As used above, the term "Calendar Period" means a period of fourteen calendar days; the term "Federal Reserve Board" means the Board of Governors of the Federal Reserve System; the term "Special Securities" means securities which can, at the option of the holder, be surrendered at face value in payment of any Federal estate tax or which provide tax benefits to the holder and are priced to reflect such tax benefits or which were originally issued at a deep or substantial discount; the term "Ten Year Average Yield" means the average yield to maturity for actively traded marketable U.S. Treasury fixed interest rate securities (adjusted to constant maturities of ten years); and the term "Thirty Year Average Yield" means the average yield to maturity for actively traded marketable U.S. Treasury fixed interest rate securities (adjusted to constant maturities of thirty years).

  Changes in the Dividends Received Percentage

     If one or more amendments to the Internal Revenue Code of 1986, as amended (the "Code"), are enacted that change the percentage of the dividends received deduction (currently 70%) as specified in Section 243(a)(1) of the Code or any successor provision (the "Dividends Received Percentage"), the amount of each dividend payable per share of the Offered Preferred Stock for dividend payments made on or after the date of enactment of such change shall be adjusted by multiplying the amount of the dividend payable determined as described above under "General" (before adjustment) by a factor, which shall be the number determined in accordance with the following formula (the "DRD Formula"), and rounding the result to the nearest cent:

                                1 - .35 (1 - .70)
                               --------------------
                                1 - .35 (1 - DRP)

For the purposes of the DRD Formula, "DRP" means the Dividends Received Percentage applicable to the dividend in question. No amendment to the Code, other than a change in the percentage of the dividends received deduction set forth in Section 243(a)(1) of the Code or any successor provision, will give rise to an adjustment. Notwithstanding the foregoing provisions, in the event that, with respect to any such amendment, Citicorp shall receive either an unqualified opinion of nationally recognized independent tax counsel selected by Citicorp and approved by Sullivan & Cromwell (which approval shall not be unreasonably withheld) or a private letter ruling or similar form of authorization from the Internal Revenue Service to the effect that such an amendment would not apply to dividends payable on the Offered Preferred Stock, then any such amendment shall not result in the adjustment provided for pursuant to the DRD Formula. The opinion referenced in the previous sentence shall be based upon a specific exception in the legislation amending the DRP or upon a published pronouncement of the Internal Revenue Service addressing such legislation. Unless the context otherwise requires, references to dividends in this Prospectus Supplement shall mean dividends as adjusted by the DRD Formula. Citicorp's calculation of the dividends payable as so adjusted and as certified accurate as to calculation and reasonable as to method by the independent certified public accountants then regularly engaged by Citicorp, shall be final and not subject to review.

     If any amendment to the Code which reduces the Dividends Received Percentage is enacted after a dividend payable on a Dividend Payment Date has been declared, the amount of dividend payable on such Dividend Payment Date will not be increased; but instead, an amount, equal to the excess of (x) the product of the dividends paid by Citicorp on such Dividend Payment Date and the DRD Formula (where the DRP used in the DRD Formula would be equal to the reduced Dividends Received Percentage) and (y) the dividends paid by Citicorp on such Dividend Payment Date, will be payable to holders of record on the next succeeding Dividend Payment Date in addition to any other amounts payable on such date.

     In addition, if prior to May 16, 1996, an amendment to the Code is enacted that reduces the Dividends Received Percentage and such reduction retroactively applies to a Dividend Payment Date as to which Citicorp previously paid dividends on the Offered Preferred Stock (each an "Affected Dividend Payment Date"), Citicorp will pay (if declared) additional dividends (the "Additional Dividends") on the next succeeding Dividend Payment Date (or if such amendment is enacted after the dividend payable on such Dividend Payment Date has been declared, on the second succeeding Dividend Payment Date following the date of enactment) to holders of record on such succeeding Dividend Payment Date in an amount equal to the excess of (x) the product of the dividends paid by Citicorp on each Affected Dividend Payment Date and the DRD Formula (where the DRP used in the DRD Formula would be equal to the Dividends Received Percentage applied to each Affected Dividend Payment Date) and (y) the dividends paid by Citicorp on each Affected Dividend Payment Date.

     Additional Dividends will not be paid in respect of the enactment of any amendment to the Code on or after May 16, 1996 which retroactively reduces the Dividends Received Percentage, or if prior to May 16, 1996, such amendment would not result in an adjustment due to Citicorp having received either an opinion of counsel or tax ruling referred to in the third preceding paragraph. Citicorp will only make one payment of Additional Dividends.


     In the event that the amount of dividend payable per share of the Offered Preferred Stock shall be adjusted pursuant to the DRD Formula and/or Additional Dividends are to be paid, Citicorp will cause notice of each such adjustment and, if applicable, any Additional Dividends, to be sent to the holders of the Offered Preferred Stock.

     In the event that the Dividends Received Percentage is reduced to 35% or less, Citicorp may at its option, redeem the Offered Preferred Stock as a whole but not in part as described below. See "Redemption."

     See also "Recent Tax Proposals" for a discussion of certain Proposals (as defined below) to reduce the Dividends Received Percentage.

Liquidation Rights

     In the event of any voluntary or involuntary liquidation, dissolution or winding up of Citicorp, the holders of shares of Offered Preferred Stock are entitled to receive out of assets of Citicorp available for distribution to stockholders, before any distribution of assets is made to holders of Common Stock or of any other shares of stock of Citicorp ranking as to such a distribution junior to the shares of Offered Preferred Stock, a liquidating distribution, in the amount of $500 per share (equivalent to $50 per Depositary Share) plus accrued and unpaid dividends (whether or not declared) for the then-current dividend period and all dividend periods prior thereto. After payment of such a liquidating distribution, the holders of shares of Offered Preferred Stock will not be entitled to any further participation in any distribution of assets by Citicorp.

Redemption

     The Offered Preferred Stock is not subject to any mandatory redemption, sinking fund or other similar provisions. Prior to February 15, 2006, the Offered Preferred Stock is not redeemable, except under certain limited circumstances as described below and under "Description of Preferred Stock--Redemption" in the Prospectus. On or after such date, shares of Offered Preferred Stock will be redeemable, in whole or in part, at the option of Citicorp, at any time and from time to time upon not less than thirty nor more than sixty days' notice, at $500 per share of Offered Preferred Stock (equivalent to $50 per Depositary Share), plus accrued and unpaid dividends (whether or not declared) to the date fixed for redemption, including any changes in dividends payable due to changes in the Dividends Received Percentage and Additional Dividends, if any.

     Notwithstanding the preceding paragraph, if the Dividends Received Percentage is equal to or less than 35% and, as a result, the amount of dividends on the Offered Preferred Stock payable on any Dividend Payment Date will be or is adjusted upwards as described above under "Changes in the Dividends Received Percentage," Citicorp, at its option, may redeem all, but not less than all, of the outstanding shares of the Offered Preferred Stock, provided, that within sixty days of the date on which an amendment to the Code is enacted which reduces the Dividends Received Percentage to 35% or less, Citicorp sends notice to holders of the Offered Preferred Stock of such redemption. Any redemption of the Offered Preferred Stock pursuant to this paragraph will take place on the date specified in the notice, which shall not be less than thirty nor more than sixty days' from the date such notice is sent to holders of the Offered Preferred Stock. Any redemption of the Offered Preferred Stock in accordance with this paragraph shall be on notice as aforesaid at the applicable redemption price set forth in the following table, in each case plus accrued and unpaid dividends (whether or not declared) thereon to the date fixed for redemption, including any changes in dividends payable due to changes in the Dividends Received Percentage and Additional Dividends, if any.

                                                                                        Redemption Price
                                                                                 -------------------------------
             Redemption Period                                                   Per Share  Per Depositary Share
             -----------------                                                   ---------  --------------------
December 22, 1995 to February 14, 1997 ................................           $525.00          $52.50
February 15, 1997 to February 14, 1998 ................................            522.50           52.25
February 15, 1998 to February 14, 1999 ................................            520.00           52.00
February 15, 1999 to February 14, 2000 ................................            517.50           51.75
February 15, 2000 to February 14, 2001 ................................            515.00           51.50
February 15, 2001 to February 14, 2002 ................................            512.50           51.25
February 15, 2002 to February 14, 2003 ................................            510.00           51.00
February 15, 2003 to February 14, 2004 ................................            507.50           50.75
February 15, 2004 to February 14, 2005 ................................            505.00           50.50
February 15, 2005 to February 14, 2006 ................................            502.50           50.25
On or after February 15, 2006 .........................................            500.00           50.00


     Under certain circumstances, Citicorp may need the approval of the Federal Reserve Board prior to exercising its right to redeem shares of Offered Preferred Stock.

     Holders of Offered Preferred Stock will have no right to require redemption of the Offered Preferred Stock.

Transfer Agent and Registrar

     Citibank will be the transfer agent, registrar, dividend disbursing agent and redemption agent for the Offered Preferred Stock.

                              RECENT TAX PROPOSALS

     On December 7, 1995, the Clinton Administration released a budget plan that includes certain tax proposals (the "Proposals") that may affect holders of the Offered Preferred Stock. The Proposals have not yet been introduced as legislation and there can be no certainty that they will be enacted into law.

     Under the Proposals, the Dividends Received Percentage that is currently available to corporate shareholders for certain dividends received from another corporation in which the shareholder owns less than 20% (by vote and value) would be reduced from 70% to 50% for dividends paid after January 31, 1996. Additionally, under current law, the dividends received deduction is allowed to a corporate shareholder only if the shareholder satisfies a 46-day holding period for the dividend-paying stock (or a 91-day period for certain dividends on preferred stock). The Proposals provide that a taxpayer is not entitled to a dividends received deduction if the taxpayer's holding period for the dividend-paying stock is not satisfied over a period immediately before or immediately after the taxpayer becomes entitled to receive the dividend. This provision would be effective for dividends paid after January 31, 1996. To the extent the Dividends Received Percentage is changed, the amount of dividends payable per share shall be adjusted. See "Description of Offered Preferred Stock--Dividends--Changes in the Dividends Received Percentage."

                        DESCRIPTION OF DEPOSITARY SHARES

     Citicorp will issue receipts (the "Depositary Receipts") for Depositary Shares, each of which will represent a one-tenth interest in a share of Offered Preferred Stock. The shares of Offered Preferred Stock represented by Depositary Shares will be deposited under a Deposit Agreement (the "Deposit Agreement") among Citicorp, Citibank (the "Depositary") and the holders from time to time of the Depositary Receipts. Subject to the terms of the Deposit Agreement, each owner of a Depositary Share will be entitled, in proportion to the applicable fraction of a share of Offered Preferred Stock represented by such Depositary Share, to all the rights and preferences of the Offered Preferred Stock represented thereby (including dividend, voting, redemption and liquidation rights). See "Description of Depositary Shares" in the Prospectus.

     Immediately upon issuance, the Offered Preferred Stock will be deposited by Citicorp with the Depositary, which will then issue Depositary Receipts evidencing the Depositary Shares to the Underwriters.

     Pending the preparation of definitive engraved Depositary Receipts, the Depositary may issue temporary Depositary Receipts. Definitive Depositary Receipts will be prepared thereafter and will be exchangeable for temporary Depositary Receipts at Citicorp's expense.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in an underwriting agreement (the "Underwriting Agreement") among Citicorp and Merrill Lynch, Pierce, Fenner & Smith Incorporated, Goldman, Sachs & Co. and Lehman Brothers Inc. (the "Underwriters"), Citicorp has agreed to sell to the Underwriters, and the Underwriters have severally agreed to purchase the number of Depositary Shares, each representing a one-tenth interest in a share of Offered Preferred Stock, set forth opposite its name below. In the Underwriting Agreement, the several Underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all the Depositary Shares offered hereby if any of the Depositary Shares are purchased. In the event of default by an Underwriter, the Underwriting Agreement provides that, in certain circumstances, the purchase commitments of the nondefaulting Underwriters may be increased or the Underwriting Agreement may be terminated.

                                                                Number of
             Underwriter                                    Depositary Shares
             -----------                                    -----------------
Merrill Lynch, Pierce, Fenner & Smith
      Incorporated ....................................          1,875,000
Goldman, Sachs & Co. ..................................            312,500
Lehman Brothers Inc. ..................................            312,500
                                                                 ---------
     Total .............................................         2,500,000
                                                                 =========

     The Underwriters have advised Citicorp that they propose initially to offer the Depositary Shares to the public at the public offering price set forth on the cover page of this Prospectus Supplement, and to certain dealers at such price less a concession not in excess of $.50 per Depositary Share. The Underwriters may allow, and such dealers may reallow, a discount not in excess of $.125 per Depositary Share to certain other dealers. After the initial public offering of the Depositary Shares, the public offering price, concession and discount may be changed.

     The Depositary Shares are a new issue of securities with no established trading market. The Underwriters have advised Citicorp that they intend to make a market in the Depositary Shares. The Underwriters will have no obligation to make a market in the Depositary Shares, however, and may cease market making activities, if commenced, at any time without notice. No assurance can be given as to the liquidity of the trading market for the Depositary Shares.

     Citicorp has agreed to indemnify the Underwriters against, or contribute to payments that the Underwriters may be required to make in respect of, certain liabilities, including liabilities under the Securities Act of 1933, as amended.

     The Underwriters may engage in transactions with and perform services for Citicorp in the ordinary course of business.

                                 LEGAL OPINIONS

     The validity of the Offered Preferred Stock and the Depositary Shares will be passed upon for Citicorp by Stephen E. Dietz, as an Associate General Counsel of Citibank, N.A., and for the Underwriters by Sullivan & Cromwell, New York, New York. Mr. Dietz owns or has the right to acquire a number of shares of Common Stock of Citicorp equal to less than .01% of the outstanding Common Stock of Citicorp.

===============================================================================

     NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS IN CONNECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY CITICORP OR THE UNDERWRITERS. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS NOR ANY SALE MADE HEREUNDER AND THEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS OR IN THE AFFAIRS OF CITICORP SINCE THE DATE HEREOF. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL, OR SOLICITATION OF AN OFFER TO BUY, THE OFFERED PREFERRED STOCK OR THE DEPOSITARY SHARES IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

                               ------------------

                                TABLE OF CONTENTS

                                                                    Page
                                                                    ----
                              PROSPECTUS SUPPLEMENT

Summary Financial Data .........................................     S-3
Ratios of Income to Fixed Charges
 Including Preferred Stock Dividends ...........................     S-4
Outstanding Capital Stock ......................................     S-4
Description of Offered Preferred Stock .........................     S-5
Recent Tax Proposals ...........................................    S-10
Description of Depositary Shares ...............................    S-10
Underwriting ...................................................    S-11
Legal Opinions .................................................    S-11

                                   PROSPECTUS

Available Information ..........................................       3
Incorporation of Certain Documents
 by Reference ..................................................       3
Citicorp .......................................................       4
Use of Proceeds ................................................       5
Description of Preferred Stock .................................       5
Description of Depositary Shares ...............................       9
Description of Common Stock ....................................      11
Plan of Distribution ...........................................      12
Validity of Securities .........................................      13
Experts ........................................................      13

==============================================================================

==============================================================================



                           2,500,000 DEPOSITARY SHARES

                                [CITICORP LOGO]

                               EACH REPRESENTING A
                        ONE-TENTH INTEREST IN A SHARE OF
                              FIXED/ADJUSTABLE RATE
                           CUMULATIVE PREFERRED STOCK,
                                    SERIES 23


                              ---------------------
                              PROSPECTUS SUPPLEMENT
                              ---------------------


                               MERRILL LYNCH & CO.

                              GOLDMAN, SACHS & CO.

                                 LEHMAN BROTHERS

                                December 19, 1995

==============================================================================